FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated May 4, 2015

TRANSLATION

Autonomous City of Buenos Aires, May 4, 2015

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Appointment of the Audit Committee of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of the Buenos Aires Stock Exchange Regulations.

The Board of Directors of YPF S.A., at its meeting on April 30, 2015 resolved to approve the composition of the Audit Committee, which is composed as follows:

Title	Names	Status

President	Héctor Walter Valle	Independent

Members	José Iván Brizuela	Independent
	Sebastián Uchitel	Independent

Alternate Member	Omar Chafí Félix	Independent

In addition, it has been informed that Mr. Héctor Walter Valle is the Audit Committee’s financial expert (“Audit Committee Financial Expert”).

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 5, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer